EXHIBIT 99.1
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                                           Translation of German Language Notice






                            [SANOFI-AVENTIS GRAPHIC]




                                 Sanofi-Aventis
                                 Paris, France,


                                     NOTICE
          IN CONNECTION WITH THE MANDATORY OFFER TO THE SHAREHOLDERS OF
                           HOECHST AKTIENGESELLSCHAFT
                             - ISIN DE 0005758007 -
          PURSUANT TO SECTION 23 SUB-SECTION 1 SENTENCE 1 NO. 1 OF THE
                 GERMAN SECURITIES ACQUISITION AND TAKEOVER ACT
                 (WERTPAPIERERWERBS- UND UBERNAHMEGESETZ, WPUG)



On October 1, 2004, Sanofi-Aventis published the offer document for its mandatory offer for the acquisition of the shares in Hoechst Aktiengesellschaft, Frankfurt am Main, Germany. The acceptance period for the mandatory offer ends on 10 December 2004, 24.00 hours (CET).


As at Thursday,  November 11, 2004, 18.00 hours (CET) (the  "MEASUREMENT  DATE")
the  mandatory   offer  has  been   accepted  for  169,352   shares  in  Hoechst
Aktiengesellschaft, representing 0.03% of the share capital and the voting rights of Hoechst Aktiengesellschaft.


As at the Measurement Date, Aventis, Schiltigheim, France, a subsidiary (TOCHTERUNTERNEHMEN) of Sanofi-Aventis held a total of 548,451,852 shares in Hoechst Aktiengesellschaft, representing 98.09% of the share capital and the voting rights of Hoechst Aktiengesellschaft. These voting rights were attributed to Sanofi-Aventis pursuant to section 30 sub-section 1 sentence 1 no. 1 WpUG.


Neither Sanofi-Aventis nor persons acting in concert with Sanofi-Aventis held, or were attributed pursuant to section 30 WpUG, any additional voting rights in Hoechst Aktiengesellschaft as at the Measurement Date.


Accordingly, the total number of shares in Hoechst Aktiengesellschaft for which the mandatory offer has been accepted plus the number of shares in Hoechst Aktiengesellschaft which were attributed to Sanofi Aventis as at the Measurement Date, amounted to 548,621,204 shares, representing 98.12% of the share capital and the voting rights of Hoechst Aktiengesellschaft.


Paris, November 11, 2004


Sanofi-Aventis
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